DUNE ENERGY, INC.
                         3050 Post Oak Blvd., Suite 695
                              Houston, Texas 77056

                                                                    May 19, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20649

      RE: Dune Energy, Inc. (the "Company");
          Commission's Comment Letter (the "Comment Letter"),
          Dated May 2, 2006, re Form SB-2 of the Company (the "SB-2") File No. 333-132978, filed April 4, 2006

Dear Mr. Schwall:

      This is in response to the referenced Comment Letter from the Commission's Division of Corporation Finance. We are filing herewith an amended Registration Statement on Form SB-2/A (the "Amended SB-2") which we believe addresses all of the Staff's comments in the Comment Letter. For ease of reference, each of the comments of the staff is set forth below, together with the related response.

Selling Securityholders, page 13

1. Please identify in the selling securityholder table the natural persons who exercise voting and/or investment power over each of the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

      In the selling securityholder table, immediately following the name of each selling securityholder that is an entity, we have identified the natural person(s) who exercise voting and/or investment power over each of the entities listed.

2. Please disclose if any of the selling securityholders is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling securityholder is a registered broker-dealer, please revise your disclosure to indicate that such selling securityholder is an underwriter, unless such selling securityholder received its securities as compensation for investment banking services. If the selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true,


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      that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

      We have complied with the comment in the selling securityholders section by adding appropriate footnotes.

Undertakings

3. Please include all applicable undertakings required by Item 512 of Regulation S-B.

      The undertakings are included in Part II of the Amended SB-2 and were also included in the original SB-2.

                                            Very truly yours,

                                            DUNE ENERGY, INC.


                                           By: /s/ Alan Gaines
                                               ---------------------------------
                                                   Alan Gaines, Chairman and CEO


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